November 27, 2007

Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Ave.
Suite 202
Bay City, MI 48708

   RE: **Midas Touch International Holdings, Inc.**
     Amendment No. 1 to the Offering Statement on Form 1-A
     Filed October 31, 2007
     File No. 24-10184

 Dear Mr. Chaze**:**

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your amended document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

1. Please amend the offering statement, including the Notification and offering circular, to name and describe your chief financial officer.

2. On the cover page, please refer to the offering of up to 400 million shares of common stock immediately following "1(d) Description and amount of securities offered."

3. Please revise the "Use of Proceeds" section of the offering circular to comply with the first sentence of comment four and comments five and six of our last letter. The new disclosure about shareholder approval of a change in the uses of proceeds does not alleviate the need to address comment six.

4. We note the new disclosure that Midas Touch has identified a media company in India for acquisition. If this acquisition is probable, please provide the disclosure required by Form 1-A. If this acquisition is not probable, please indicate this fact in your disclosure and explain why the acquisition isn't probable.

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
     via fax: (212) 937-3870